SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             MDI ENTERTAINMENT, INC.

                                (Name of Issuer)

                    COMMON STOCK, par value $0.001 per share

                         (Title of Class of Securities)

                                    55268S109

                                 (CUSIP Number)

                            Barbara C. Anderson, Esq.
                                   eLot, Inc.
                           301 Merritt Corporate Park
                           Norwalk, Connecticut 06851
                                 (203) 840-8630

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13D


CUSIP No. 55268S109


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)

                  eLot, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                      (a)
                                       (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  N/A


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia


                                    7.        SOLE VOTING POWER

              NUMBER OF                       1,000,000
                SHARES
             BENEFICIALLY           8.        SHARED VOTING POWER
               OWNED BY
                 EACH                         None
              REPORTING
             PERSON WITH            9.        SOLE DISPOSITIVE POWER

                                              1,000,000
                                    10.      SHARED DISPOSITIVE POWER

                                                     None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.77%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO


                               Page 2 of 10 Pages

Item 1. Security and Issuer


     This Schedule 13D relates to the common stock (the "Common Stock") of MDI Entertainment, Inc. (the "Company"). The Company has indicated on its Annual Report on Form 10-K for its fiscal year ended May 31, 2000 that the Common Stock has been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company's principal executive offices are located at 201 Ann Street, Hartford, Connecticut 06130.

     On November 1, 2000, eLot acquired 444 shares of the Company's Series B Preferred Stock (the "Preferred Stock"), which is convertible into 444,444 shares of the Company's Common Stock, and a Warrant (the "Warrant") to purchase 555,556 shares of the Company's Common Stock.

Item 2. Identity and Background

     This Schedule 13D is filed by eLot, Inc. ("eLot" or the "Reporting
Person").

     eLot, a corporation incorporated under the laws of the Commonwealth of Virginia, has its principal offices at 301 Merritt Corporate Park, Norwalk, Connecticut 06851.

     The names, addressees, citizenships and principal occupations or employments of the directors and executive officers of eLot are set forth in Annex A attached hereto.

     Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any other person identified on Annex A during the past five years was
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


                               Page 3 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration


     The Reporting Person acquired the shares in exchange for 1,000,000 shares of its own common stock.

Item 4. Purpose of Transaction

     The purpose of the Reporting Person's acquisition of the issuer's securities was to form the strategic alliance to develop internet lottery web sites and market eLot's products and to allow the parties to the strategic alliance to invest in each other.

     Other than as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters set forth in Sections (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

     (a) eLot is the beneficial owner of 1,000,000 shares of Common Stock, representing approximately 8.77% of the class of securities. eLot has a right to acquire 444,444 of these shares upon conversion of the Preferred Stock and 555,556 upon exercise of the Warrant.

     (b) eLot has sole power to vote and dispose of the 1,000,000 shares beneficially owned by it.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     On November 1, 2000, eLot and the Company entered into a Stock Exchange Agree-

                               Page 4 of 10 Pages
ment (the "Stock Exchange Agreement") pursuant to which eLot exchanged 1,000,000 shares of its common stock for the Preferred Stock and the Warrant. Each share of Preferred Stock is convertible at the holder's option into 1,001 shares of the Company's Common Stock, subject to customary anti-dilution provisions, and will automatically convert into 1,001 shares of the Company's Common Stock on November 1, 2001. The Warrant is exercisable for 555,556 shares of the Company's Common Stock, subject to customary anti-dilution provisions, at an exercise price of $3.50 per share of Common Stock. The Warrant expires on November 1, 2003. eLot and the Company also entered into Registration Rights Agreements pursuant to which eLot granted the Company rights to have registered under the Securities Act of 1933 (the "Securities Act") the shares of eLot common stock acquired by the Company pursuant to the Stock Exchange Agreement, and the Company granted eLot rights to have registered under the Securities Act the shares of the Company's Common Stock acquired upon conversion of the Preferred Stock or upon exercise of the Warrant. eLot and the Company also entered into a Strategic Alliance Agreement, dated as of November 1, 2000, pursuant to which the parties agreed that a subsidiary of eLot and the Company would form a joint venture and the Company would market certain products of eLot in return for commission compensation from eLot.


Item 7. Material to be Filed as Exhibits


     Exhibit 1 - Stock Exchange Agreement, dated November 1, 2000, by and between MDI Entertainment, Inc. and eLot, Inc.

     Exhibit 2 - Warrant, dated November 1, 2000, issued by MDI Entertainment, Inc. to eLot, Inc.

     Exhibit 3 - Certificate of Description and Designation of Series B Preferred Stock.

     Exhibit 4 - Registration Rights Agreement, dated November 1, 2000, by and between MDI Entertainment, Inc. and eLot, Inc.

     Exhibit 5 - Registration Rights Agreement, dated November 1, 2000, by and between eLot, Inc. and MDI Entertainment, Inc.

     Exhibit 6 - Strategic Alliance Agreement, dated as of November 1, 2000, by and between MDI Entertainment, Inc. and eLot, Inc.


                               Page 5 of 10 pages

                                   SIGNATURES


     The undersigned certifies that, after reasonable inquiry and to the best of her knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.

                              eLot, Inc.




                              By:  /s/ Barbara Anderson
                                   ---------------------------------------------
                                   Name:  Barbara Anderson
                                   Title: Senior Vice President, Law and
                                          Administration and Secretary


Dated:  November 8, 2000



                              Page 6 of 10 Pages

                                     ANNEX A


                  Executive Officers and Directors of eLot, Inc.

(1)      NAME:                                  Richard J. Fernandes

RESIDENCE OR BUSINESS ADDRESS:                  Webloyalty.com
                                                101 Merritt 7 Corporate Park
                                                Norwalk, CT  06851

PRINCIPAL OCCUPATION                            Webloyalty.com
                                                101 Merritt 7 Corporate Park
                                                Norwalk, CT  06851
         (a)  Name:
         (b)  Address:

         (c)  Title:                            Chief Executive Officer

CITIZENSHIP:                                    USA

(2)      NAME:                                  Philip Gunn

RESIDENCE OR BUSINESS ADDRESS:                  Growth Capital Partners, Inc.
                                                520 Madison Avenue
                                                40th Floor
                                                New York, New York  10022

PRINCIPAL OCCUPATION

         (a)  Name:                             Growth Capital Partners, Inc.
         (b)  Address:                          520 Madison Avenue
                                                40th Floor
                                                New York, NY  10022
         (c)  Title:                            Managing Director

CITIZENSHIP:                                    USA

(3)      NAME:                                  John P. Hectus

RESIDENCE OR BUSINESS ADDRESS:                  3897 Moreuo Drive
                                                Palm Harbor, Florida  34685


                               Page 7 of 10 Pages

PRINCIPAL OCCUPATION

         (a)  Name:                             Retired
         (b)  Address:                          N/A

         (c)  Title:                            N/A

CITIZENSHIP:                                    USA

(4)      NAME:                                  Stanley J. Kabala

RESIDENCE OR BUSINESS ADDRESS:                  336 Moorings Line Drive
                                                Naples, Florida  34102
PRINCIPAL OCCUPATION

         (a)  Name:                             eLot, Inc.
         (b)  Address:                          301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
         (c)  Title:                            Chairman of the Board

CITIZENSHIP:                                    USA

(5)      NAME:                                  Jerry M. Seslowe

RESIDENCE OR BUSINESS ADDRESS:                  Resource Holdings, Inc.
                                                520 Madison Avenue
                                                New York, New York  10022

PRINCIPAL OCCUPATION

         (a)  Name:                             Resource Holdings, Inc.
         (b)  Address:                          520 Madison Avenue
                                                New York, New York  10022
         (c)  Title:                            Managing Director

CITIZENSHIP:                                    USA

(6)      NAME:                                  Edwin J. McGuinn, Jr.

RESIDENCE OR BUSINESS ADDRESS:                  eLot, Inc.
                                                301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851

PRINCIPAL OCCUPATION


                               Page 8 of 10 Pages

         (a)  Name:                             eLot, Inc.
         (b)  Address:                          301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
         (c)  Title:                            President and Chief
                                                  Executive Officer

CITIZENSHIP:                                    USA

(7)      NAME:                                  Robert C. Daum

RESIDENCE OR BUSINESS ADDRESS:                  eLot, Inc.
                                                301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
PRINCIPAL OCCUPATION

         (a)  Name:                             eLot, Inc.
         (b)  Address                           301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
         (c)  Title:                            Executive Vice President,
                                                  Finance and Strategic
                                                  Development

CITIZENSHIP:                                    USA

(8)      NAME:                                  Michael W. Yacenda

RESIDENCE OR BUSINESS ADDRESS:                  eLot, Inc.
                                                301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851

PRINCIPAL OCCUPATION

         (a)  Name:                             eLot, Inc.
         (b)  Address:                          301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
         (c)  Title:                            Executive Vice President and
                                                  President, eLottery, Inc.

CITIZENSHIP:                                    USA

(9)      NAME:                                  Barbara C. Anderson

RESIDENCE OR BUSINESS ADDRESS:                  eLot, Inc.
                                                301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
PRINCIPAL OCCUPATION


                               Page 9 of 10 Pages

         (a)  Name:                             eLot, Inc.
         (b)  Address:                          301 Merritt 7 Corporate Park
                                                Norwalk, Connecticut  06851
         (c)  Title:                            Senior Vice President, Law and
                                                Administration and Secretary

CITIZENSHIP:                                    USA







                              Page 10 of 10 Pages